Schering to drive profitability through 2006 and beyond

Berlin, June 27, 2005 - At its annual financial analyst meeting, Schering AG, Germany (FSE: SCH, NYSE: SHR) provided an update on the company's strategy, its business areas and development pipeline.

Within the framework of its "FOCUS" program, a comprehensive review of strategic, operational and organizational aspects, Schering has achieved major milestones in streamlining its portfolio and in improving its productivity. The company reiterated its profitability goal to reach an operating margin of 18% in 2006.

"Based on our solid business performance and further efficiency measures, we will continue to invest in growth opportunities and to improve our profitability," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "We are committed to even further increase our operating margin above 18% beyond 2006."

During the analyst meeting, Schering presented an update on its four core business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology.

Gynecology & Andrology
The Gynecology and Andrology business area represents a major growth field for Schering. Schering is the world market leader in hormonal contraception and aims to establish global leadership in the field of Female Healthcare. The innovative oral contraceptive Yasmin(R) is the top-selling birth control pill worldwide. Additional growth is expected through the launch of products such as YAZ(TM) and Angeliq(R).

In November 2004, Schering received an approvable letter for new oral contraceptive YAZ(TM). The U.S. Food and Drug Administration (FDA) requested additional data to support the clinical benefit of this pill's unique dosing regimen - 24 days of active pills followed by four days of placebo pills. These data have been submitted to the FDA and a final decision is expected by the end of 2005. Clinical trials with the YAZ(TM) have shown high efficacy in patients with symptoms of premenstrual dysphoric disorder
(PMDD), a more severe form of premenstrual syndrome (PMS).

Angeliq(R), the only hormone therapy worldwide combining estradiol with drospirenone, is currently launched in all major European markets. In the U.S., the FDA issued an approvable letter for Angeliq(R) in September 2004. Requested information was provided to the FDA and a final decision is expected in the fourth quarter of 2005.

Phase III clinical trials with Asoprisnil, a selective progesterone receptor modulator for the therapy of uterine fibroids, have recently been completed. The results of the trials are currently being evaluated together with Schering's development partner TAP Pharmaceuticals. Submission for registration of this product is planned in Europe in 2006.

Diagnostic Imaging
In the business area Diagnostic Imaging, Schering continues to drive forward innovation.

The Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion for MS-325 (gadofosveset trisodium), tradenamed Vasovist(R), one of the future growth drivers in this business field. The approval of Vasovist(R) would establish a new class of blood pool contrast agents for magnetic resonance angiography (MRA) to diagnose vascular disease. Schering AG expects the European Commission's marketing approval for Vasovist(R) in the fourth quarter of 2005.

Specialized Therapeutics
In the business area Specialized Therapeutics, Schering focuses on the exploitation of promising drug opportunities in selected areas of high unmet medical need.

Schering has pioneered the treatment of multiple sclerosis and is committed to further expand the boundaries of MS treatment.

In the BENEFIT trial, Schering investigates the efficacy and safety of Betaferon(R) (interferon beta-1b) in patients with first clinical symptoms indicative of multiple sclerosis (MS). In June 2005 the last of the 468 patients completed a two-year investigational treatment with Betaferon(R). Initial analysis shows high adherence of patients with first clinical signs of MS to Betaferon(R) treatment. The final results of the study will be presented at ECTRIMS end of September 2005.

The BEYOND trial compares the relative efficacy of high-dose, high-frequency Betaferon(R) 250 mcg every other day, a BEYOND dose (Betaferon(R) 500 mcg) every other day and glatiramer acetate 20 mg administered subcutaneously every day in patients with relapsing-remitting MS.
Recruiting of the study is planned to be completed in 2005, final results will be available in 2007.

A Phase II study investigates Campath(R) (alemtuzumab), a monoclonal antibody, for the treatment of patients with MS. Campath(R) could add a novel therapeutic approach to existing MS therapy options. Interim results from the study are expected during the second half of 2005, final results are expected to be available in 2007.

For the treatment of Crohn's disease, a chronic and severe inflammatory disease of the gastrointestinal tract, Schering is developing Leukine(R) (sargramostim) in two Phase III programs. An "Induction trial" (N.O.V.E.L.
4) evaluates Leukine(R)'s ability to induce clinical remission and response following eight weeks of treatment. In a "Retreatment trial" (N.O.V.E.L.
3), Leukine(R)'s ability to induce clinical remission and response in patients who have relapsed after experiencing initial response or remission is evaluated. Submission for registration in the U.S. is planned for the end of 2006.

Oncology
In the Oncology business area, Schering is committed to build up a strong presence in this field by expanding its hematology business and developing innovative treatments for various solid tumors.

Within the field of treatments for solid tumors, first results from the Phase III CONFIRM 1 trial with PTK/ZK, a new oral targeted therapy designed to block the growth of blood and lymphatic vessels, demonstrated positive drug effects in patients with metastatic colorectal cancer combined with FOLFOX chemotherapy as a first-line therapy. Further analysis of the CONFIRM 1 data, including detailed evaluations of overall survival endpoints, is expected in the second half of 2006.

Another ongoing Phase III trial, CONFIRM 2, compares the PTK/ZK combination regimen to FOLFOX-4 alone in patients with metastatic colorectal cancer who have progressed after irinotecan-based first-line chemotherapy. Final overall survival data are expected in mid-2006. Initiating several additional clinical trials, Schering is committed to explore the potential of PTK/ZK in multiple solid tumor forms and hematological malignancies.

Another potential growth driver in the Oncology business is Bonefos(R) (clodronate), an oral non-amino bisphosphonate intended to reduce the occurrence of bone metastases in the post-surgical (adjuvant) treatment of breast cancer patients. Bonefos(R) is currently being investigated in the ongoing National Surgical Adjuvant Breast and Bowel Project (NSABP) B-34 study. Final results from that trial, which has completed enrollment of 3,323 women with breast cancer in March 2004, are expected in 2008. Schering is also in the process of initiating Phase II studies with ZK-EPO, a novel, fully synthetic epothilone in the taxane class of chemotherapy agents.

Furthermore, the company is currently conducting Phase I studies with a first-in-class oral Multi-target Tumor Growth Inhibitor (MTGI), which appears to induce apoptosis and to inhibit cell cycle progression as well as tumor-induced angiogenesis.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Find additional information at: www.schering.de/eng